Auryn Samples High-Grade Silver from Newly Discovered High Sulphidation System at Sombrero

Vancouver, Canada – September 30, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) is pleased to announce results of up to 981 g/t silver discovered through a rock sampling program within the southern portion of the Sombrero district in Southern Peru. This was the Company’s first exploration program at the Ccello project, which is defined by a 2-kilometer-by-1.5-kilometer high sulphidation alteration system (Figures 1 & 2).

A first-pass reconnaissance consisting of mapping and sampling was conducted at Ccello to follow up on anomalous stream sediment samples. This yielded a previously unrecognized high sulphidation alteration system characterized by a large-scale clay alteration, quartz-alunite alteration, massive silica and zones of stockwork veining. Within the broader alteration system, silver mineralization is hosted within massive silica structures that are associated with quartz-alunite alteration along a 500-meter zone (Figures 3 & 4). Rock grab sample highlights include the following silver values: 981 g/t, 72.1 g/t, 64.4 g/t, 40.6 g/t, 26.6 g/t and 20.5 g/t.

In addition, stockwork veining shows highly elevated arsenic and antimony values across the broader clay and clay silica alteration zones, with values up to 5,770 g/t arsenic and 7,700 g/t antimony (Figure 5). These elevated values of arsenic and antimony, in conjunction with structurally controlled silver mineralization within massive silica structures, is interpreted by Auryn’s technical team to represent the upper levels of a high sulphidation system with a precious metal target at shallow depths beneath the surface.

A Message from Michael Henrichsen, COO and Chief Geologist:

“This is the first follow-up to our 2017 stream sediment survey in the southern portion of the Sombrero district and it demonstrates the substantial potential that exists within our 120,000 hectare land package. We believe this under explored region of Peru will yield multiple tier one base and precious metal discovery opportunities in the coming months as we continue with our follow-up exploration program.

“The Company is looking forward to receiving the initial drill permits for the Sombrero Main project, drill results from the summer drill program at Committee Bay in Nunavut and exploration results from Homestake Ridge in B.C.’s Golden Triangle.”

Figure 1: Illustrates the silver responses within the regional stream sediment survey that led to the discovery of the high sulphidation alteration system and associated silver mineralization at Ccello.

Figure 2: Illustrates the clay alteration zone associated with the high sulphidation system at the Ccello prospect.

Figure 3: Illustrates the silver mineralization hosted within massive silica structures within the clay alteration system found at Ccello.

Figure 4: Illustrates the silver mineralization associated wtih quartz- alunite alteration and massive silica structures.

Figure 5: Illustrates the distribution of arsenic and antimony mineralization within the high sulphidation alteration system that suggests that a precious metal target is at shallow depths beneath the surface.

Michael Henrichsen (Chief Operating Officer), P.Geo is the QP who assumes responsibility for the technical contents of this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman and Director

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Sombrero

This project consists of the North Sombrero and South Sombrero properties, comprising over 120,000 mineral claims owned or optioned by Auryn Resources. The copper-gold Sombrero mining concessions are located 340 kilometers SE of Lima in southern Peru and are hosted in the Andahuaylas-Yauri belt. This belt is interpreted to be on the north-western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by a strong structural control and significant copper and gold values from historical surface samples. The principle targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

Rocks 2018-2019 (Sombrero, Peru)

Approximately 2-3kg of material was collected for analysis and sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with ICP finish (Au-ICP21) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where ICP21 results were > 3 g/t Au the assays were repeated with 30g nominal weight fire assay with gravimetric finish (Au-GRA21). Where MS61 results were greater or near 10000 ppm Cu, 10000ppm Pb or 100ppm Ag the assays were repeated with ore grade four acid digest method (Cu-OG62). QA/QC programs for 2018/2019 rock samples using lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed. These samples were collected in a non-representative manner. The mineralization may not be reflective of the underlying system.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.